WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL STATEMENTS
AND OTHER INFORMATION

JUNE 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Vasile 203-861-5569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard, Suite 200 (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Winklevoss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winklevoss Insurance Agency, LLC, as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Sarah Connolly
NOTARY PUBLIC
State of Connecticut
My Commission Expires Nov 30, 2018

[signature]
Signature

Manager, Chief Compliance
Title

SConnolly
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members or Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Winklevoss Insurance Agency, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Computation of Net Capital under SEC Rule 15c3-1 (Schedule I), has been subjected to audit procedures performed in conjunction with the audit of Winklevoss Insurance Agency, LLC's financial statements. The supplemental information is the responsibility of Winklevoss Insurance Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 (Schedule I), is fairly stated, in all material respects, in relation to the financial statements as a whole.



Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 28, 2017

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash	$ 1,863,344
Accounts receivable	598,885
Prepaid expenses	2,516
	$ 2,464,745

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Management fees payable, related party	$ 70,573
Accrued expenses	228,138
	298,711
Member's equity	2,166,034
	$ 2,464,745

See notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2017

REVENUES

Commission income	$ 3,004,741

EXPENSES

Commission expense	663,423
Management fees	46,476
Other operating expenses	271,950
	981,849
NET INCOME	$ 2,022,892

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2017

Cash flows from operating activities

Net income	$ 2,022,892

Adjustments to reconcile net income to net cash
provided by operating activities:
  Changes in assets and liabilities:

Accounts receivable	(224,079)
Prepaid expenses	249
Management fees payable, related party	16,489
Accrued expenses	123,614
Total adjustments	(83,727)
Net cash provided by operating activities	1,939,165

Cash flows from financing activities

Distributions to parent	(800,000)
Net cash used in financing activities	(800,000)

NET CHANGE IN CASH	1,139,165
CASH - BEGINNING	724,179
CASH - END	$ 1,863,344

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ -

See notes to financial statements

-4-

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2017

Balance - beginning	$ 943,142
Net income	2,022,892
Distributions to Parent	(800,000)
Balance - end	$ 2,166,034

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a limited broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2017.

The Company is wholly owned by Winklevoss LLC, a limited liability company which in turn is wholly owned by Winklevoss Consultants Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenues

The Company's principal source of revenue is from insurance commissions earned from variable insurance contracts. Revenue is recognized monthly as earned. The Company's revenue is earned pursuant to one client contract with three policyholders and three associated life insurance policies and a second client contract for annuity insurance policies.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when the client is deemed unable to pay the amounts owed to the Company. At June 30, 2017, the Company determined that an allowance for doubtful accounts was not required. The accounts receivable of $598,885 at June 30, 2017 is due from one client.

Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the single owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Therefore, no provision for federal and state income taxes is required.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Concentration of Risk

The Company's revenue is earned primarily from two clients. One client contract for annuity insurance policies accounted for approximately 71% of total revenue. The other insurance policy was approximately 29% of total revenue.

Cash balances represent funds on deposit with a national financial institution and at times balances may exceed federally insured amounts.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. RELATED PARTY TRANSACTIONS

The Company is party to a management agreement with Winklevoss LLC. The agreement states that significant management infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC. The Company paid management fees of $46,476 and other

expenses of $190,706 to Winklevoss LLC during the year ended June 30, 2017 which are included in other operating expenses on the Statement of Operations.

4. LEGAL MATTERS

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. The Company currently has a pending arbitration for a matter filed by an independent registered rep. There can be no assurances this matter will not have a material adverse effect on the results of operations or financial condition of the Company in any future periods depending in part on the results of operations for such period. In the opinion of Management of the Company this matter will not have a material adverse effect on the Company's financial position.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had net capital of $2,163,518, which was $2,143,604 in excess of its required net capital of $19,914. The Company had a percentage of aggregate indebtedness to net capital of 14% as of June 30, 2017.

7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2017, and through August 28, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2017.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2017

WINKLEVOSS INSURANCE AGENCY, LLC   Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2017

NET CAPITAL

Member's equity $ 2,166,034

Deductions and/or charges:
  Non-allowable assets   2,516

Net capital before haircuts on securities positions   2,163,518

  Haircuts and undue concentration   -

NET CAPITAL $ 2,163,518

AGGREGATE INDEBTEDNESS $ 298,711

MINIMUM DOLLAR NET CAPTIAL REQUIREMENT $ 5,000

MINIMUM NET CAPTIAL REQUIRED (6 2/3 % of A.I.) $ 19,914

EXCESS OF NET CAPITAL OVER MINIMUM
  REQUIREMENTS $ 2,143,604

PERCENTAGE OF AGGREGATE INDEBTEDNESS
  TO NET CAPITAL   14%

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :
There were no material differences between the preceding computation and the
Company's corresponding unaudited Part II of Form X-17a-5 as of June 30, 2017.

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members or Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winklevoss Insurance Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Winklevoss Insurance Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), (the "exemption provisions") and (2) Winklevoss Insurance Agency, LLC stated that   Winklevoss Insurance Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Winklevoss Insurance Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winklevoss Insurance Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 28, 2017

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065



WINKLEVOSS
CONSULTANTS

Exemption Report
Year Ended June 30, 2017

To the best of our knowledge and belief,

1. Winklevoss Insurance Agency, LLC is exempt under the provisions of paragraph (k) (1) of SEC Rule 15c3-3;

2. Winklevoss Insurance Agency, LLC met the identified exemption provisions in paragraph (k)(1) of SEC Rule 15c3-3 throughout the most recent fiscal year without exception.

[signature]

Howard Winklevoss

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7B)

To the Members or Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Winklevoss Insurance Agency, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Winklevoss Insurance Agency, LLC (the "Company" for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Winklevoss Insurance Agency, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries. There were no assessment payments required during the year ended June 30, 2017;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 28, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48544 FINRA JUN
WINKLEVOSS INSURANCE AGENCY LLC
2 GREENWICH OFFICE PARK STE 3
GREENWICH CT 06831-5155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Vesile 2038615569

2. A. General Assessment (item 2f from page 2) $ Ø

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Winklevoss Insurance Agency, LLC
(Name of Corporation, Partnership or other organization)

[signature] Michael Vesile
(Authorized Signature)

VP
(Title)

Dated the 4 day of August, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3004741 (the sum of both periods)	$ 1429662	$ 1575079
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		Ø	Ø
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1429662	1575079
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$______ $______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$______ $______		
Enter the greater of line (i) or (ii)			
Total deductions		1429662	1575079
2d. SIPC Net Operating Revenues		$ Ø	$ Ø
2e. General Assessment at applicable rate for assessment period.		$ Ø @.0025	$ Ø @.0015
2f. Total General Assessment add both columns.		$______ (to page 1, line 2.A.)	

2